SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

ASAT Holdings Limited
(Exact name of Registrant as specified in its Charter)

14th Floor
138 Texaco Road
Tsuen Wan, New Territories
Hong Kong
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

________________.

This report on Form 6-K contains a press release announcing the financial results for the third quarter of fiscal year ended January 31, 2002.

ASAT®

ASAT Holdings Limited Reports Q3FY02 Financial Results

Q3FY02 Net Sales Above Guidance; Cash Burn Lowered;
Sales Mix Broadened Outside of Communications Sector

HONG KONG and FREMONT, Calif. – February 28, 2002 – ASAT Holdings Limited (Nasdaq: ASTT), a leading provider of innovative solutions in integrated circuit (IC) package design, assembly and test services, today announced financial results for the third quarter of fiscal year 2002, ended January 31, 2002.

Net sales for the third quarter of fiscal 2002 were $22.6 million compared with $27.1 million for the second quarter of fiscal 2002 and $84.4 million for the third quarter a year ago. Net loss for the third quarter was $17.1 million or a loss of $0.13 per American Depository Share (ADS). This compares with a second quarter net loss, including specific charges and non-cash write downs, for the second quarter of $49.5 million or a loss of $0.37 per ADS and net earnings of $10.7 million or $0.08 per ADS for the third quarter a year ago. The third quarter fiscal 2002 loss before income taxes was $ 18.8 million compared with a loss of $ 18.5 million for the second quarter exclusive of the specific charges and non-cash write-downs.

EBITDA for the third quarter ended January 2002 was a loss of $5.9 million compared with a loss of $5.5 million for the second quarter of fiscal 2002 and a profit of $22.9 million for the third quarter a year ago.

Net Sales Above Guidance

"We exceeded our sales forecast of $18 to $21 million," said Joe Martin, Chief Operating Officer of ASAT Holdings. "The higher than expected sales was driven primarily by unforecasted orders from a number of our customers. No one particular market sector or group of customers drove this upside. It was simply broad based. Additionally, we made progress toward our objective of diversifying our sales mix as we increased sales to non-communications markets served by our existing customer base."

EBITDA and Cash Position

"Our higher than anticipated sales also helped our EBITDA surpass our expectations. Additionally, we managed to improve contribution margins by lowering our variable operating costs. We also made further reductions in our fixed costs as well," said Martin. "We are clearly seeing the benefits of the company's cost rationalization programs and tighter inventory control enacted in prior quarters. Both Gross Profit and Operating margins have improved this quarter compared to a couple of a quarters ago, further narrowing our losses."

"These actions have served to reduce ASAT's cash usage. With $44.4 million in cash at the end of the third quarter and no short-term debt, we have ample liquidity to support the growth of the company," said Mr. Martin.

Outlook

"Although we believe the worst of the industry downturn is behind us, overall demand is still slow to recover. While there are signs of inventory improvement, the majority of our customers expect to see single-digit sequential growth for at least the next two quarters with more accelerated growth forecasted for the second half of calendar 2002. Currently, most of our customers are still ordering to demand rather than to forecast. "

"However, the current upsurge in requests for qualifications and design win activity gives us encouragement for future growth. The overall number of requests for qualifications and design wins more than doubled this quarter over the last, of which the percentage for consumer and PC related applications grew significantly."

"Our new technologies continue to make progress in the market place as well. Sales of our recently launched patented LPCC product continued ramping to significant volumes this quarter, indicating the market's preference for this faster, smaller, low cost solution," said Mr. Martin

"Accordingly, we expect ASAT to see fourth quarter (April '02) revenue growth in the range of flat to 10 percent sequentially. Our target is to return to positive operating cash flow within the 2002 calendar year, " said Mr. Martin.

ASAT continues to explore strategic opportunities to enhance its competitive position.

Appointment of Independent Director

ASAT has appointed J. Daniel McCranie to its Board of Directors. McCranie is a 30-year veteran of the semiconductor industry who is responsible for the introduction of technologies and processes that continue to shape the industry. Mr. McCranie will be instrumental in assisting the Board in searching for a successor CEO to replace Jerry Lee who will be retiring in July 2002 and is assisting in the smooth transition of his duties to the rest of the management team.

ASAT France

ASAT SA filed for administration on November 20, 2001 as a result of ASAT Holdings' decision not to provide funding for this entity. After that date ASAT SA operations are no longer included in ASAT Holdings' reported results, which will benefit ASAT Holdings' EBITDA and cash flow going forward. Results of ASAT SA up until November 20 were reported in ASAT Holdings' third quarter earnings and included an EBITDA loss of $0.5 million.

Third Quarter 2002 Earnings Conference Call

ASAT Holdings Ltd. third quarter fiscal 2002 earnings conference call will be held on February 28 at 5:00 p.m. ET/ 2:00 p.m. PT. To participate in the call, please dial (630) 395-0020. You will need to reference the pass code: ASAT. A replay of the call will be available starting one hour after the completion of the call until March 14, 2002. To access the replay, please dial (402) 998-1148. A web cast of the conference call will be available on www.asat.com.

About ASAT Holdings Limited

ASAT Holdings Limited is a leader in advanced integrated circuit package designs and has provided outsource assembly and test services for the semiconductor industry for over ten years. The company assembles a broad selection of advanced leaded and ball grid array (BGA) packages utilizing advanced technology characterized by higher electrical and thermal performance. The company also has multi-chip module and flip-chip assembly lines, and offers testing for complex broadband mixed-signal and system-on-a-chip devices used in communications. ASAT is the first packaging company to develop Moisture Sensitive Level One (MSL-1) capability on all standard leaded products.

ASAT has facilities and offices in Asia, Europe, and across the U.S., with major manufacturing sites in Asia. ASAT Inc., exclusive distributor of ASAT Ltd.'s services in the United States, is located at 46335 Landing Parkway, Fremont, CA 94538, phone (510) 249-1222, fax (510) 249-9105. Web site: www.asat.com.

Safe Harbor Statement

This news release contains forward-looking statements intended to qualify under the "Safe-Harbor" provision of the Private Securities Litigation Reform Act of 1995, including statements regarding the anticipated demand for ASAT's products and services for Fiscal Year 2002. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such statements, including conditions in the overall semiconductor market and economy, acceptance and demand for products, and technological and development risks. The risks, uncertainties and other factors include, among others, those stated in the section entitled "Risk Factors" in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on August 3, 2001. The projections and forward-looking statements in this release reflect the current belief of ASAT as of the date of this release and ASAT undertakes no obligation to update these projections and forward-looking statements for events or circumstances that occur subsequent to such date.

Contacts:

Stan Baumgartner	Jim Healy	Jim Fanucchi
Chief Financial Officer	President ASAT USA	Stapleton Communications Inc.
Hong Kong	Fremont, CA	Palo Alto, CA
852-2439-8788	510-249-1222	650-470-4237
stan_baumgartner@asathk.com	jim_healy@asat.com	jim@stapleton.com

ASAT Holdings Limited
Consolidated Statements of Operations
(USD in thousands, except share data)
Quarter Ended January 31, 2002, October 31, 2001 and January 31, 2001

	Three Months Ended			Nine Months Ended	
	January 31, 2002 (Unaudited)	October 31, 2001 (Unaudited)	January 31, 2001 (Unaudited)	January 31, 2002 (Unaudited)	January 31, 2001 (Unaudited)
Net Sales	22,555	27,052	84,386	74,633	291,549
Total cost of sales (Note 1)	28,819	37,327	59,413	99,964	194,369
Gross (loss) profit	(6,264)	(10,275)	24,973	(25,331)	97,180
Operating expenses:					
Selling, general and administrative	7,611	7,712	9,282	23,425	26,501
Research and development	1,625	1,702	1,493	4,868	4,444
Reorganization expenses (Note 2)	11	484	-	2,327	-
Nonrecoverable & unutilised architectural cost(Note 2)	-	4,500	-	4,500	-
Assets written off in relation to ASAT SA(Note 2)	-	24,286	-	24,286	-
Total operating expenses	9,247	38,684	10,775	59,406	30,945
(Loss) income from operations	(15,511)	(48,959)	14,198	(84,737)	66,235
Other income, net	339	770	1,757	1,981	4,957
Interest expense:					
- amortization of deferred charges	(226)	(228)	(214)	(683)	(902)
- third parties	(3,365)	(3,362)	(3,430)	(10,069)	(13,745)
(Loss) income before income taxes and extraordinary charges	(18,763)	(51,779)	12,311	(93,527)	56,545
Provision for income taxes	1,641	2,284	(1,598)	6,572	(9,813)
(Loss) income before extraordinary charge	(17,122)	(49,495)	10,713	(86,955)	46,732
Extraordinary charge on early extinguishment of debt (net of income tax benefit of $1,106 for the nine months ended January 31, 2001)	-	-	-	-	(13,126)
Net (loss) income and comprehensive (loss) income	(17,122)	(49,495)	10,713	(86,955)	33,606
EBITDA (Note 2)	(5,879)	(8,484)	22,861	(19,729)	89,686
Net (loss) income per ADS:					
Basic:					
(Loss) income before extraordinary charge	$ (0.13)	$ (0.37)	$ 0.08	$ (0.65)	$ 0.36
Extraordinary charge	-	-	-	-	(0.10)
Net (loss) income	$ (0.13)	$ (0.37)	$ 0.08	$ (0.65)	$ 0.26
Basic weighted average number of ADS outstanding	133,789,400	133,862,373	135,197,478	133,861,268	129,838,841
Net (loss) income per ordinary share:					
Basic:					
(Loss) income before extraordinary charge	$ (0.03)	$ (0.07)	$ 0.02	$ (0.13)	$ 0.07
Extraordinary charge	-	-	-	-	(0.02)
Net (loss) income	$ (0.03)	$ (0.07)	$ 0.02	$ (0.13)	$ 0.05
Basic weighted average number of ordinary shares outstanding	668,947,000	669,311,864	675,987,391	669,306,338	649,194,203

Note 1 Includes $4,666k inventory writedown in October 2001 quarter

Note 2 EBITDA is defined as Operating Income plus depreciation and amortization plus specific charges and inventory write down
Specific charges included reorganization expenses incurred in the cost reduction program, nonrecoverable & unutilized architectural costs in China and assets written off in relations to ASAT SA

ASAT Holdings Limited
Consolidated Balance Sheet (Unaudited)
(USD in thousands)
As at January 31, 2002, October 31, 2001 and January 31, 2001

	January 31, 2002	October 31, 2001	January 31, 2001
ASSETS			
Current assets:			
Cash and cash equivalents	44,419	52,700	96,939
Accounts receivable, net	12,868	11,536	29,165
Inventories	10,961	11,133	32,490
Prepaid expenses and other current assets	5,070	5,419	15,517
Total current assets	73,318	80,788	174,111
Property, plant & equipment, net	222,693	230,699	252,886
Deferred charges, net	4,388	4,615	4,909
Total assets	300,399	316,102	431,906
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Current portion of long-term debt	-	183	324
Accounts payable	8,652	8,730	20,836
Accrued liabilities	9,784	6,588	11,634
Income taxes payable	-	-	-
Amount due to QPL	1,076	807	2,268
Amount due to a related company	-	-	317
Total current liabilities	19,512	16,308	35,379
Deferred income taxes	19,823	21,754	30,019
12.5% senior notes due 2008	97,991	97,847	97,420
Shareholders' equity:			
Common stock	6,760	6,760	6,760
Treasury stock	(71)	(71)	(4)
Additional paid-in capital	228,009	228,009	232,819
Exchange reserves	3	1	-
(Accumulated deficits) Retained earnings	(71,628)	(54,506)	29,513
Total shareholders' equity	163,073	180,193	269,088
Total liabilities & shareholders' equity	300,399	316,102	431,906

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT Holdings Limited

By: [signature]
Name: J. Stanley Baumgartner, Jr.
Title: Chief Financial Officer

March 5, 2002